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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **August, 2011**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: August 1, 2011

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.



Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Condensed Interim Consolidated Financial Statements

Three Months Ended
April 30, 2011 and 2010
(Unaudited)

MANAGEMENT'S RESPONSIBILITY FOR
CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Royal Standard Minerals Inc. [the "Company"] are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Roland M. Larsen"

Roland M. Larsen
President, Chief Financial Officer (acting in the capacity of) and
Chief Executive Officer

Toronto, Canada
July 28, 2011

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(expressed in United States Dollars)
(Unaudited)

		As at April 30, 2011		As at January 31, 2011 (note 19)		As at February 1, 2010 (note 19)
Assets						
Current						
Cash	$	6,846	$	102,038	$	745,779
Marketable securities (Note 5)		84,000		52,000		60,500
Sundry receivables and prepaids (Note 6)		63,245		61,277		24,537
		154,091		215,315		830,816
Due from related parties (Note 15)		-		-		121,740
Reclamation bonds (Note 7)		538,130		537,860		534,984
Equipment, net (Note 9)		405,165		453,733		725,906
	$	1,097,386	$	1,206,908	$	2,213,446
Liabilities						
Current						
Accounts payable and accrued liabilities (Note10)	$	628,271	$	578,627	$	301,381
Due to related parties (Note 15)		419,179		357,061		-
		1,047,450		935,688		301,381
Asset retirement obligation (Note 11)		232,010		232,010		232,010
		1,279,460		1,167,698		533,391
Shareholders' (Deficiency) Equity						
Share capital (Note 12(b))		28,098,264		28,098,264		28,098,264
Reserves		10,076,866		10,076,866		10,076,866
Deficit		(38,355,080)		(38,101,796)		(36,468,951)
Accumulated other comprehensive loss		(2,124)		(34,124)		(26,124)
		(182,074)		39,210		1,680,055
	$	1,097,386	$	1,206,908	$	2,213,446

Going Concern (Note 1)
Contingencies (Note 16)
Subsequent events (Note 20)

Approved by the Board:

Roland M. Larsen   James B. Clancy
    Director   **Director**



The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(expressed in United States Dollars)
(Unaudited)

		Three Months Ended April 30,	
		2011	**2010**
			(note 19)
Expenses			
Exploration and evaluation expenditures (Note 8)	$	**174,888**	$ 247,278
General and administrative (Note 17)		**70,724**	198,954
		245,612	446,232
Loss before the following items		**(245,612)**	(446,232)
Finance income		**497**	1,023
Foreign currency translation adjustment		**(8,169)**	3,254
Net loss for the period	$	**(253,284)**	$ (441,955)
Basic and diluted loss per share (Note 14)	$	**(0.00)**	$ (0.01)

Condensed Interim Consolidated Statements of Comprehensive Loss
(expressed in United States Dollars)
(Unaudited)

		Three Months Ended April 30,	
		2011	**2010**
			(note 19)
Net loss for the period	$	**(253,284)**	$ (441,955)
Other comprehensive (loss) gain			
Net unrealized gains on available-for-sale marketable securities		**32,000**	20,000
Comprehensive loss for the period	$	**(221,284)**	$ (421,955)



The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States Dollars)
(Unaudited)

April 30, 2010	Share Capital		Reserves		Accumulated Deficit		Accumulated Other Comprehensive Income (Loss)		Total
Balance, February 1, 2010	$	28,098,264	$	10,076,866	$	(36,468,951)	$	(26,124)	$	1,680,055
Net loss for the period		-		-		(441,955)		-		(441,955)
Net decrease in unrealized losses on available-for-sale marketable securities		-		-		-		20,000		20,000
Balance, April 30, 2010	$	28,098,264	$	10,076,866	$	(36,910,906)	$	(6,124)	$	1,258,100

April 30, 2011	Share Capital		Reserves		Accumulated Deficit		Accumulated Other Comprehensive Income (Loss)		Total
Balance, February 1, 2011	$	28,098,264	$	10,076,866	$	(38,101,796)	$	(34,124)	$	39,210
Net loss for the period		-		-		(253,284)		-		(253,284)
Net decrease in unrealized losses on available-for-sale marketable securities		-		-		-		32,000		32,000
Balance, April 30, 2011	$	28,098,264	$	10,076,866	$	(38,355,080)	$	(2,124)	$	(182,074)



The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(expressed in United States Dollars)
(Unaudited)

		Three Months Ended April 30,	
		2011	**2010**
			(note 19)
Operating activities			
Net loss for the period	$	**(253,284)** $	(441,955)
Operating items not involving cash:			
Amortization (Note 9)		**48,568**	68,133
Changes in non-cash working capital:			
Sundry receivables and prepaids		**(1,968)**	(23,761)
Accounts payable and accrued liabilities		**49,644**	(30,923)
Due from (due to) related parties		**62,118**	(7,725)
Cash used in operating activities		**(94,922)**	(436,231)
Investing activities			
Purchase of reclamation bonds		**(270)**	(1,144)
Cash used in investing activities		**(270)**	(1,144)
Change in cash and cash equivalents		**(95,192)**	(437,375)
Cash and cash equivalents, beginning of period		**102,038**	745,779
Cash and cash equivalents, end of period	$	**6,846** $	308,404



The accompanying notes are an integral part of these condensed interim consolidated financial statements.



(Expressed in United States Dollars)

1. The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the OTC Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $253,284 during the three months ended April 30, 2011 (three months ended April 30, 2010 - loss of $441,955) and has an accumulated deficit of $38,355,080 (January 31, 2011 - $38,101,796, February 1, 2010 - $36,468,951).

The underlying value of the resource properties is dependent upon the existence and economic recovery of economic reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively upon the Company's ability to dispose of its interest on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing. On June 29, 2011, the Company entered into a secured bridge loan agreement with $8,000,000 bridge loan available to the Company. The Company may draw down up to $4,000,000 immediately, and may draw down an additional $4,000,000 upon completing certain operating milestones at the Company's Goldwedge Property located in Nye County, Manhattan, Nevada (Note 20). These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

2. Significant Accounting Policies

[a] Statement of compliance

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. In the financial statements, the term "Canadian GAAP" refers to Canadian GAAP before the adoption of IFRS.



(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

[a] Statement of compliance (Continued)

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS, including International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and IFRS 1, "First-time adoption of International Financial Reporting Standards". Subject to certain transition elections disclosed in Note 19, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at February 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 19 discloses the impact of the transition to IFRS on the Company's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company's consolidated financial statements for the year ended January 31, 2011.

Since these statements are the first set of IFRS statements prepared by the Company, disclosures not typical to unaudited interim financial statements have been made.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of July 28, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ending January 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company's Canadian GAAP annual financial statements for the year ended January 31, 2011.

[b] Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets which are recorded at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

In the preparation of these unaudited condensed interim consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Actual results could differ from these estimates. Of particular significance are the estimates and assumptions used in the recognition and measurement of items included in note 2[q]. Operating results for the period ended April 30, 2011 are not necessarily indicative of the results that may be expected for the full year ending January 31, 2012.

[c] Basis of consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States companies.

All intercompany transactions and balances are eliminated upon consolidation.

2.   **Significant Accounting Policies (Continued)**

[d] Financial instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets 'at fair value through profit and loss ["FVTPL"], 'held-to-maturity investments', 'available-for-sale' financial assets and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as 'other financial liabilities'.

Other financial liabilities:

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or [where appropriate] to the net carrying amount on initial recognition.

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expired.



2. **Significant Accounting Policies (Continued)**

[d] Financial instruments [Continued]

The Company's financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL
Marketable securities	Available-for-sale
Sundry receivables	Loans and receivables
Reclamation bonds	FVTPL
Due from related parties	Loans and receivables

Financial liabilities:	Classification:
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities

Impairment of financial assets:

Financial assets, other than those available-for-sale, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts or loan receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts or loan receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices [unadjusted] in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly [i.e. as prices] or indirectly [i.e. derived from prices]; and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data [unobservable inputs]. As of April 30, 2011, January 31, 2011 and February 1, 2010 Cash, Marketable securities and Reclamation bonds were classified as level 1 on the unaudited condensed interim consolidated statement of financial position.



2.   Significant Accounting Policies (Continued)

[e] Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset's fair value less cost to sell or its value in use. In addition, long-lived assets that are not amortized are subject to an annual impairment assessment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

[f] Exploration and evaluation expenditures

The Company expenses exploration and evaluation expenditures as incurred in mineral properties not commercially viable and financially feasible. Exploration and evaluation expenditures include acquisition costs of mineral properties, property option payments and evaluation activities.

Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Exploration and evaluation expenditures are capitalized if the Company can demonstrate that these expenditures meet the criteria of an identifiable intangible asset. To date, no such exploration and evaluation expenditures have been identified and capitalized.



2. Significant Accounting Policies (Continued)

[g] Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Equipment is amortized using the declining-balance method, which is based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates with half the rate applied in the year of acquisition:

Exploration equipment	25% to 30%
Office equipment	20%

An asset's residual value, useful life and amortization method are reviewed, and adjusted if appropriate, on an annual basis.

An item of equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the statements of comprehensive income or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

[h] Cash

Cash in the statements of financial position comprise cash at banks and on hand.

[i] Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.



2.   Significant Accounting Policies (Continued)

[j] Share based payment transactions

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes [direct employee] or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

[k] Income taxes

Income tax on the statement of operations for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of each reporting period, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.



2. **Significant Accounting Policies (Continued)**

[l] Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work are provided for, discounted to their net present value, when the obligation to incur such costs arises. Where they relate to activities recognized as assets, they are capitalized to the asset's carrying amount; otherwise, they are recognized as an expense in the statement of operations. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against the statement of operations over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

[m] Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all warrants and options outstanding that may add to the total number of common shares.

[n] Foreign currencies

The functional currency, as determined by management, of the Company is the United States dollar. The functional currency for each of the Company's subsidiaries (Kentucky Standard Energy Inc. and Manhattan Mining Co.) is the United States dollars. All amounts in these financial statements are presented in United States dollars ("Presentation currency") since most of the Company's activities are conducted in United States dollars.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognised in the consolidated interim income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.



2.   Significant Accounting Policies (Continued)

[o] Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of share capital are recognised as a deduction from equity, net of any tax effects.

[p] Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. The operating segment is reviewed regularly by the Group's CEO, which is the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to the segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company's headquarters), head office expenses, and income tax assets and liabilities.

[q] Significant accounting judgments and estimates

The preparation of these unaudited condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Impairment of assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset's recoverable amount. Recoverable amount is the greater of value in use and fair value less costs to sell. Determining the value in use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. No impairment indicators of non-financial assets have been noted for the three months ended April 30, 2011 or April 30, 2010.





(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

[q] Significant accounting judgments and estimates (continued)

Useful life of equipment

Equipment is amortized over the estimated useful life of the assets. Changes in the estimated useful lives could significantly increase or decrease the amount of depreciation recorded during the period and the carrying value of equipment. Total carrying value of equipment at April 30, 2011 was $405,165 (January 31, 2011 - $453,733, February 1, 2010 - $725,906).

Restoration, rehabilitation and environmental obligations

Management assumption of $230,010 in material restoration, rehabilitation and environmental exposure, is based on the facts and circumstances that existed in the current and prior periods. Restoration and environmental obligations are determined based on cash flow estimates, discount rates, expected lives of assets and so forth.

Critical accounting judgments

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

[r] New standards

IFRS 9 Financial instruments ("IFRS 9")
IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement ["IAS 39"]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.



(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

[r] New standards (continued)

IFRS 10 Consolidated Financial Statements ("IFRS 10")
IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on February 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on February 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")
IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Amendments to Other Standards
In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.



(Expressed in United States Dollars)

2. Significant Accounting Policies (Continued)

[s] Future accounting changes

The IASB is expected to publish new IFRSs on the following topics during 2011. The Company will assess the impact of these new standards on the Company's operations as they are published:

- Hedge accounting;
- Leases;
- Revenue recognition;
- Stripping costs; and
- Financial instruments

3. Capital Management

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves, accumulated other comprehensive loss and deficit which at April 30, 2011, totalled $(182,074) (January 31, 2011 - $39,210 and February 1, 2010 - $1,680,055). Note that included in the balance presented is a deficit of $38,355,080 as at April 30, 2011 (January 31, 2011 - $38,101,796).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the three month period ended April 30, 2011. The Company is not subject to external capital requirements.



(Expressed in United States Dollars)

4. Property and Financial Risk Factors

(a) Property risk

The Company's significant mineral properties are outlined below:
Gold Wedge Project
Pinon Project
Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Due from related parties consist of amounts due from a company under common management.

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2011, the Company had a cash balance of $6,846 (January 31, 2011 - $102,038 and February 1, 2010 - $745,779) to settle current liabilities of $1,047,450 (January 31, 2011 - $935,688 and February 1, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to seek sources of additional capital to improve its liquidly position. Subsequent to quarter ended April 30, 2011, the Company secured financing of $8,000,000. See Note 20.

4.   Property and Financial Risk Factors (continued)

(b)   Financial risk factors (continued)

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

Foreign currency risk

The Company's functional and reporting currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c)   Sensitivity analysis

As of April 30, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:



4. **Property and Financial Risk Factors (continued)**

    (c) **Sensitivity analysis (continued)**

    - The Company's marketable securities are subject to fair value fluctuations. As at April 30, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the three months ended April 30, 2011 would have been approximately $8,400 higher/lower. Similarly, as at April 30, 2011, reported shareholders' equity would have been approximately $8,400 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

    - Cash, sundry receivables, due from and to related parties, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at April 30, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net loss and comprehensive loss by approximately $40.

    - Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of April 30, 2011, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. **Marketable Securities**

    Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management. The market value of the shares at April 30, 2011 was $84,000 (January 31, 2011 - $52,000 and February 1, 2010 - $60,500).

6. **Sundry Receivables and Prepaids**

		As at April 30, 2011		As at January 31, 2011		As at February 1, 2010
Sales tax receivables	$	23,076	$	18,290	$	1,573
Other receivables		33,353		31,592		12,080
Prepaid expenses		6,816		11,395		10,884
	$	63,245	$	61,277	$	24,537





(Expressed in United States Dollars)

7. Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. $162,393 of the reclamation bond pertains to the Goldwest Project, $56,658 to the Pinnon Rail Road Project, $140,379 to the Gold Wedge Project and $178,700 to the Kentucky Project.

8. Exploration and evaluation expenditures on mineral properties

(a) Gold Wedge Project

The Gold Wedge Project is a property owned by the Company in the Manhattan Mining District in Nye County, Nevada. The Company has been issued a mine and mill permit for the project on this property by the Nevada Department of Environment Protection. Construction of a processing plant has been completed on site and testing of various mineral processing functions have been performed. Further testing will be performed in the future. There is a 3% net smelter return ("NSR") on the property that will be retired upon the execution of the option agreement.

Contiguous to the Gold Wedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada, was also held under the same option agreement. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups. The Company made option payments totaling $24,000 and made a final payment of $280,344 to acquire the property. There was a gross production royalty of 8% to a maximum of $300,000 on the property that was retired when the purchase option was exercised.

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation of $156,075 on this project, representing the estimated costs of the Company's obligation to restore the site to its original condition. This asset retirement obligation is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

(b) Pinon Project

The Pinon project is a property made up of a number of property lease agreements whereby the Company leases the surface and mineral rights from the land owners for an annual fee. The properties are in Elko Country, Nevada. There is a 5% NSR on the properties under these lease agreements.

8. **Exploration and evaluation expenditures on mineral properties (continued)**

    (b) **Pinon Project (continued)**

    Railroad Project

    The Railroad project was a property made up of property lease agreements whereby the Company leased the surface and mineral rights from the landowners for an annual fee.

    On August 30, 2009, the Company entered into a purchase and sale agreement whereby 100% of the Railroad Project was sold. Under the terms of the agreement the Company received from an unrelated private company net, after payout of the option to acquire 100% of the option to purchase the project, $1,200,000. The Company retained a 1% NSR royalty and received 500,000 common shares in the private company.

    Under the guidance of IAS 37, the Company has recorded an asset retirement obligation of $56,658 and has a reclamation bond posted against its Pinon project in the amount of $56,658.

    (c) **Fondaway Project**

    The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and was obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. All these payments have been made to date. The Company is also obligated to provide a 3% NSR upon production.

    During the year ended January 31, 2011 and three month period ended April 30, 2011, the Company did not perform any exploration on this project. The Company is still paying all lease payments to keep the property in good standing.

    (d) **Kentucky Project**

    The Company has entered into an option agreement whereby it agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into by the parties.

    Under the option agreement a 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired. The transaction costs included an acquisition cost of $250,000 and payment of a reclamation bond of $178,700. The property has a royalty of 6% on produced coal product.

    The optionor of the agreement is Sharpe Resources Corporation.

    Under the guidance of IAS 37, the Company has recorded an asset retirement obligation on its Kentucky project in the amount of $19,277 representing the Company's obligation to restore the property to its original condition.

    On September 11, 2009, the Company obtained an extension of the Option and Joint Venture agreement it has with Sharpe. The extension allows the Company to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.





(Expressed in United States Dollars)

8. Exploration and evaluation expenditures on mineral properties (continued)

During the three months ended April 30, 2011, the Company's exploration and evaluation expenditures were as follows:

	Three Months Ended April 30,	
	2011	**2010**
Exploration activities (a)(b)(c)	**$ 174,888**	$ 247,278

(a) During the three months ended April 30, 2011, the Company's exploration and evaluation expenditures on the Gold Wedge Project was $155,253 (three months ended April 30, 2010 - $202,646).

(b) During the three months ended April 30, 2011, the Company's exploration and evaluation expenditures on the Pinon Project was $4,881 (three months ended April 30, 2010 - $11,325).

(c) During the three months ended April 30, 2011, the Company's exploration and evaluation expenditures on the Kentucky Project was $14,754 (three months ended April 30, 2010 - $33,307).



(Expressed in United States Dollars)

9. Equipment

COST	Exploration equipment	Office equipment	Total
Balance, February 1, 2010	$ 2,977,464	$ 21,253	$ 2,998,717
Additions	-	-	-
Balance, April 30, 2010	$ 2,977,464	$ 21,253	$ 2,998,717
Additions	-	553	553
Balance, January 31, 2011	$ 2,977,464	$ 21,806	$ 2,999,270
Additions	-	-	-
Balance, April 30, 2011	$ 2,977,464	$ 21,806	$ 2,999,270

ACCUMULATED DEPRECIATION	Exploration equipment	Office equipment	Total
Balance, February 1, 2010	$ 2,253,811	$ 19,000	$ 2,272,811
Depreciation for the period	67,852	281	68,133
Balance, April 30, 2010	$ 2,321,663	$ 19,281	$ 2,340,944
Depreciation for the period	203,752	841	204,593
Balance, January 31, 2011	$ 2,525,415	$ 20,122	$ 2,545,537
Depreciation for the period	48,331	237	48,568
Balance, April 30, 2011	$ 2,573,746	$ 20,359	$ 2,594,105

CARRYING AMOUNT	Exploration equipment	Office equipment	Total
Balance, February 1, 2010	$ 723,653	$ 2,253	$ 725,906
Balance, April 30, 2010	$ 655,801	$ 1,972	$ 657,773
Balance, January 31, 2011	$ 452,049	$ 1,684	$ 453,733
Balance, April 30, 2011	$ 403,718	$ 1,447	$ 405,165

Amortization of exploration equipment is expensed to exploration and evaluation expenditures and amortization of office equipment is expensed to amortization on the statements of operations.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2011
(Unaudited)

10. Accounts payable and accrued liabilities

	As at April 30, 2011		As at January 31, 2011		As at February 1, 2010
Trade payables	$	**278,387**	$	231,432	$	68,002
Accrued liabilities		**349,884**		347,195		233,379
	$	**628,271**	$	578,627	$	301,381

11. Asset Retirement Obligation

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $232,010 as at April 30, 2011, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in present value of the obligation for the three month period ended April 30, 2011. No amount has been expensed in the three month period ended April 30, 2011 and 2010, respectively. The following is the reconciliation of the asset retirement obligation:

	As at April 30, 2011		As at January 31, 2011		As at February 1, 2010
Balance, beginning of period	$	**232,010**	$	232,010	$	232,010
Accretion cost		**-**		-		-
Balance, end of period	$	**232,010**	$	232,010	$	232,010



Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2011
(Unaudited)

12. **Share Capital**

    (a) **Authorized**

    The authorized capital of the Company consists of an unlimited number of common shares without par value.

    (b) **Issued**

Common shares issued	Shares	Amount
Balance, February 1, 2010, April 30, 2010, January 31, 2011 and April 30, 2011	83,853,825	$ 28,098,264

13. **Stock Options**

    Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

    The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

    The following table reflects the continuity of stock options:

	Number of Stock Options	Weighted Average Exercise Price Canadian ($)
Balance, February 1, 2010, April 30, 2010, January 31, 2011 and April 30, 2011	7,904,691	$ 0.10

    The following table reflects the stock options outstanding and exercisable as at April 30, 2011:

Expiry Date	Exercise Price ($)	Options Outstanding	Fair Value	Weighted average remaining years
June 26, 2014	0.10	7,904,691	$ 4,298,688	3.15





(Expressed in United States Dollars)

14. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended April 30, 2011	Three Months Ended April 30, 2010
Numerator:		
Loss for the period	**$ (253,284)**	$ (441,955)
Denominator:		
Weighted average number of common shares outstanding for basic and diluted loss per share	**83,853,825**	83,853,825
Basic and diluted loss per share	**$ (0.00)**	$ (0.01)

The stock options and common share purchase options were not included in the computation of diluted loss per share on April 30, 2011 and 2010 as their inclusion would be anti-dilutive.

15. Related Party Transactions and Balances

Consulting, wages and salaries for the three months ended April 30, 2011 include a salary of $nil (three months ended April 30, 2010 - $28,843) paid to the President of the Company.

Consulting, wages and salaries for the three months ended April 30, 2011 include salary of $nil (three months ended April 30, 2010 - $9,840) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $3,593 for the three months ended April 30, 2011 was paid to the CFO of the Company (Three months ended April 30, 2010 - $10,219).

During the three months ended April 30, 2011, a corporation associated with a director and officer of the Company was paid fees of **$**851 (Three months ended April 30, 2010 - $1,072).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.



(Expressed in United States Dollars)

15. Related Party Transactions and Balances (continued)

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended April 30, 2011	Three Months Ended April 30, 2010
Salaries and benefits [1]	$ 6,750	$ -

[1] Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

Due to related parties balance consists of $389,239 (January 31, 2011 - $357,061 and February 1, 2010 -$nil) owed to the President and Director of the Company and $29,940 (January 31, 2011 - $nil and February 1, 2010 - $nil) owed to an employee who is also a family member of the President and Director of the Company.

16. Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has informed the insurance company that it does not agree with the insurance companies calculation of amounts invoiced for insurance on the open account. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled and therefore have accrued $50,000 as a settlement. The carrying value of the liability has been determined to approximate its fair value, as such the liability has been recorded under the guidance of IAS 37.

(c) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(d) At April 30, 2011, the Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not be material or have a significant adverse effect on the consolidated financial statements of the Company.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2011
(Unaudited)

17. **General and Administrative**

	Three Months Ended April 30,	
	2011	2010
Advertising and promotion	$ 5,700	$ 22,852
Corporate development	851	1,072
Insurance	5,079	7,192
Office and general	46,985	44,819
Professional fees	11,872	59,045
Consulting, wages and salaries (Note 15)	-	63,694
Amortization	237	280
	$ 70,724	$ 198,954

18. **Segmented Information**

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash and cash equivalents totaling $5,129 (January 31, 2011 - $100,065, February 1, 2010 - $678,589) held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses, totaling $25,491 (three months ended April 30, 2010 - $21,187) necessary to maintain the Company's public company status.





(Expressed in United States Dollars)

19. CONVERSION TO IFRS

(i) Overview

As stated in Significant Accounting Policies note 2, these are the Company's first unaudited condensed interim financial statements prepared in accordance with IAS 34, using accounting policies consistent with IFRS.

The accounting policies described in note 2 have been applied in preparing the financial statements for the three months ended April 30, 2011 and 2010, and in preparation of an opening IFRS statement of financial position at February 1, 2010 (the Company's Transition Date) and January 31, 2011.

(ii) First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010.

- To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.
- To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.
- To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

The Company's Transition Date IFRS unaudited statement of financial position is included as comparative information in the unaudited statement of financial position in these unaudited condensed interim consolidated financial statements.

19.   CONVERSION TO IFRS (continued)

(iii)   Changes to accounting policies

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available on January 31, 2012 (Note 2), the Company's first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company's accounting policies on adoption of IFRS.

(a) Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Previously Canadian GAAP require a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed interim consolidated financial statements.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

(c) Exploration and evaluation expenditures

On transition to IFRS, the Company adopted a policy to expense exploration and evaluation expenditures as incurred. Previously, the Company's Canadian GAAP policy was to capitalize exploration and evaluation expenditures as incurred. As a result of this adoption, all previously capitalized mineral property costs were written off against accumulated deficit, and to the extent relating to cost incurred in the current period, against the statement of operations.

In fiscal 2011, the Company wrote down mineral properties amounting to $8,437,355 in relation to the Gold Wedge Project, primarily due to the lack of financing to fund exploration activities at the time. As per note 20, financing of $8,000,000 was obtained subsequent to the year end and as such the Gold Wedge property is no longer deemed impaired. However, due to the fact that IFRS 36 expenditures on this property do not meet the capitalization criteria, costs relating to this write-down were retained in the Company's deficit.





(Expressed in United States Dollars)

19. CONVERSION TO IFRS (continued)

(iii) Changes to accounting policies

(c) Exploration and evaluation expenditures (continued)

Impact on Condensed Interim Consolidated Statements of Financial Position

	As at January 31, 2011	As at April 30, 2010	As at February 1, 2010
Adjustment to mineral properties	$ (12,009,423)	$ (20,046,964)	$ (19,799,686)
Adjustment to accumulated deficit	$ (12,009,423)	$ (20,046,964)	$ (19,799,686)

Impact on Condensed Interim Consolidated Statements of Loss

	Year ended January 31, 2011	Three months ended April 30, 2010
Adjustment to exploration and evaluation expenditures	$ (1,044,905)	$ (247,278)
Reversal of write-off of mineral properties	8,835,168	-
Adjustment to loss	$ 7,790,263	$ (247,278)

Impact on Condensed Interim Consolidated Statements of Cash Flows

	Year ended January 31, 2011	Three months ended April 30, 2010
Adjustment to loss	$ 7,790,263	$ (247,278)
Reversal of write-off of mineral properties	$ (8,835,168)	$ -
Amortization	$ 271,050	$ 67,853
Mineral resource properties and exploration expenditures	$ (773,855)	$ (179,425)

(d) Presentation

Certain amounts on the unaudited condensed interim consolidated statements of financial position, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

- 32 -

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2011
(Unaudited)

19. CONVERSION TO IFRS (continued)

(iv)   Reconciliation between IFRS and Canadian GAAP

The February 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		February 1, 2010		
	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
Assets				
Current				
Cash	$ 745,779	$ -	$ -	$ 745,779
Marketable securities	60,500	-	-	60,500
Sundry receivables and prepaids	24,537	-	-	24,537
	830,816	-	-	830,816
Due from related parties	121,740	-	-	121,740
Reclamation bonds	534,984	-	-	534,984
Mineral properties (Note 19(iii)(c))	19,799,686	(19,799,686)	-	-
Equipment, net	725,906	-	-	725,906
	$ 22,013,132	$ (19,799,686)	$ -	$ 2,213,446
Liabilities				
Current				
Accounts payable and accrued liabilities	$ 301,381	$ -	$ -	$ 301,381
	301,381	-	-	301,381
Asset retirement obligation	232,010	-	-	232,010
	533,391	-	-	533,391
Shareholders' equity				
Share capital	28,098,264	-	-	28,098,264
Contributed surplus (Note 19(iii)(d))	10,076,866	-	(10,076,866)	-
Reserves (Note 19(iii)(d))	-	-	10,076,866	10,076,866
Deficit (Note 19(iii)(c))	(16,669,265)	(19,799,686)	-	(36,468,951)
Accumulated other comprehensive loss	(26,124)	-	-	(26,124)
	21,479,741	(19,799,686)	-	1,680,055
	$ 22,013,132	$ (19,799,686)	$ -	$ 2,213,446





(Expressed in United States Dollars)

19. CONVERSION TO IFRS (continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The April 30, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	April 30, 2010			
	Canadian GAAP	**IFRS adjustments**	**IFRS reclassifications**	**IFRS**
Assets				
Current				
Cash	$ 308,404	$ -	$ -	**$ 308,404**
Marketable securities	80,500	-	-	**80,500**
Sundry receivables and prepaids	48,298	-	-	**48,298**
	437,202	-	-	**437,202**
Due from related parties	129,465	-	-	**129,465**
Reclamation bonds	536,128	-	-	**536,128**
Mineral properties (Note 19(iii)(c))	20,046,964	(20,046,964)	-	**-**
Equipment, net	657,773	-	-	**657,773**
	$ 21,807,532	$ (20,046,964)	$ -	**$ 1,760,568**
Liabilities				
Current				
Accounts payable and accrued liabilities	$ 270,458	$ -	$ -	**$ 270,458**
	270,458	-	-	**270,458**
Asset retirement obligation	232,010	-	-	**232,010**
	502,468	-	-	**502,468**
Shareholders' equity				
Share capital	28,098,264	-	-	**28,098,264**
Contributed surplus (Note 19(iii)(d))	10,076,866	-	(10,076,866)	**-**
Reserves (Note 19(iii)(d))	-	-	10,076,866	**10,076,866**
Deficit (Note 19(iii)(c))	(16,863,942)	(20,046,964)	-	**(36,910,906)**
Accumulated other comprehensive loss	(6,124)	-	-	**(6,124)**
	21,305,064	(20,046,964)	-	**1,258,100**
	$ 21,807,532	$ (20,046,964)	$ -	**$ 1,760,568**



(Expressed in United States Dollars)

19. CONVERSION TO IFRS (continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The January 31, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	January 31, 2011			
	Canadian GAAP	**IFRS adjustments**	**IFRS reclassifications**	**IFRS**
Assets				
Current				
Cash	$ 102,038	$ -	$ -	**$ 102,038**
Marketable securities	52,000	-	-	**52,000**
Sundry receivables and prepaids	61,277	-	-	**61,277**
	215,315	-	-	**215,315**
Reclamation bonds	537,860	-	-	**537,860**
Mineral properties (Note 19(iii)(c))	12,009,423	(12,009,423)	-	**-**
Equipment, net	453,733	-	-	**453,733**
	$ 13,216,331	$ (12,009,423)	$ -	**$ 1,206,908**
Liabilities				
Current				
Accounts payable and accrued liabilities	$ 578,627	$ -	$ -	**$ 578,627**
Due to related parties	357,061	-	-	**357,061**
	935,688	-	-	**935,688**
Asset retirement obligation	232,010	-	-	**232,010**
	1,167,698	-	-	**1,167,698**
Shareholders' equity				
Share capital	28,098,264	-	-	**28,098,264**
Contributed surplus (Note 19(iii)(d))	10,076,866	-	(10,076,866)	**-**
Reserves (Note 19(iii)(d))	-	-	10,076,866	**10,076,866**
Deficit (Note 19(iii)(c))	(26,092,373)	(12,009,423)	-	**(38,101,796)**
Accumulated other comprehensive loss	(34,124)	-	-	**(34,124)**
	12,048,633	(12,009,423)	-	**39,210**
	$ 13,216,331	$ (12,009,423)	$ -	**$ 1,206,908**



(Expressed in United States Dollars)

19. CONVERSION TO IFRS (continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The year ended January 31, 2011 Canadian GAAP statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
EXPENSES:				
Exploration and evaluation expenditures (Note 19(iii)(c))	$ -	$ 1,044,905	$ -	**$ 1,044,905**
General and administrative expenses (Note 19(iii)(d))	674,394	-	66,881	**741,275**
Consulting, wages and salaries (Note 19(iii)(d))	65,759	-	(65,759)	**-**
Amortization (Note 19(iii)(d))	1,122	-	(1,122)	**-**
	(741,275)	(1,044,905)	-	**(1,786,180)**
Other				
Finance income	3,221	-	-	**3,221**
Write down of advances to related company	(132,060)	-	-	**(132,060)**
Write-off of exploration properties (Note 19(iii)(c))	(8,835,168)	8,835,168	-	**-**
Gain on disposal of marketable securities	275,194	-	-	**275,194**
Foreign currency translation adjustment	6,980	-	-	**6,980**
Net loss for the year	$ (9,423,108)	$ 7,790,263	$ -	**$ (1,632,845)**
Net unrealized loss on available-for-sale marketable securities	(8,000)	-	-	**(8,000)**
Comprehensive loss for the year	**$ (9,431,108)**	**$ 7,790,263**	**$ -**	**$ (1,640,845)**



(Expressed in United States Dollars)

19. CONVERSION TO IFRS (continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The three months ended April 30, 2010 Canadian GAAP interim statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
EXPENSES:				
Exploration and evaluation expenditures(Note 19(iii)(c))	$ -	$ 247,278	$ -	**$ 247,278**
General and administrative expenses (Note 19(iii)(d))	134,980	-	63,974	**198,954**
Consulting, wages and salaries (Note 19(iii)(d))	63,694	-	(63,694)	**-**
Amortization (Note 19(iii)(d))	280	-	(280)	**-**
	(198,954)	(247,278)	-	**(446,232)**
Other				
Finance income	1,023	-	-	**1,023**
Foreign currency translation adjustment (Note 19(iii)(d))	3,254	-	-	**3,254**
Net loss for the period	$ (194,677)	$ (247,278)	$ -	**$ (441,955)**
Net unrealized gain on available-for-sale marketable securities	20,000	-	-	**20,000**
Comprehensive loss for the period	**$ (174,677)**	**$ (247,278)**	**$ -**	**$ (421,955)**



(Expressed in United States Dollars)

19. CONVERSION TO IFRS (continued)

(iv) Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of cash flows for the year ended January 31, 2011 has been reconciled to IFRS as follows:

	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
Operating activities				
Net loss for the year (Note 19(iii)(c))	$ (9,423,108)	$ 7,790,263	$ -	**$ (1,632,845)**
Operating items not involving cash:				
Amortization	1,122	271,050	-	**272,172**
Write-off of exploration properties (Note 19(iii)(c))	8,835,168	(8,835,168)	-	**-**
Gain on disposal of marketable securities	(275,194)	-	-	**(275,194)**
Write down of advances to related company	132,060	-	-	**132,060**
Changes in non-cash working capital:				
Sundry receivables and prepaids	(36,740)	-	-	**(36,740)**
Accounts payable and accrued liabilities (Note 19(iii)(c))	277,246	-	-	**277,246**
Due from (due to) related parties	346,741	-	-	**346,741**
Cash used in operating activities	(142,705)	(773,855)	-	**(916,560)**
Investing activities				
Purchase of reclamation bonds	(2,876)	-	-	**(2,876)**
Additions to mineral properties (Note 19(iii)(c))	(773,855)	773,855	-	**-**
Proceeds on disposal of marketable securities	275,695	-	-	**275,695**
Cash used in investing activities	(501,036)	773,855	-	**272,819**
Change in cash and cash equivalents	(643,741)	-	-	**(643,741)**
Cash and cash equivalents, beginning of year	745,779	-	-	**745,779**
Cash and cash equivalents, end of year	**$ 102,038**	$ -	$ -	**$ 102,038**

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2011
(Unaudited)

---

19.   CONVERSION TO IFRS (continued)

(iv)   Reconciliation between IFRS and Canadian GAAP (continued)

The three months ended April 30, 2010 Canadian GAAP interim statement of cash flows has been reconciled to IFRS as follows:

	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
Operating activities				
Net loss for the period	$ (194,677)	$ (247,278)	$ -	$ (441,955)
Operating items not involving cash:				
Amortization	280	67,853	-	68,133
Changes in non-cash working capital:				
Sundry receivables and prepaids	(23,761)	-	-	(23,761)
Accounts payable and				
accrued liabilities (Note 19(iii)(c))	(30,923)	-	-	(30,923)
Due from (due to) related parties	(7,725)	-	-	(7,725)
Cash used in operating activities	(256,806)	(179,425)	-	(436,231)
Investing activities				
Purchase of reclamation bonds	(1,144)	-	-	(1,144)
Additions to mineral properties (Note 19(iii)(c))	(179,425)	179,425	-	-
Cash used in investing activities	(180,569)	179,425	-	(1,144)
Change in cash and cash equivalents	(437,375)	-	-	(437,375)
Cash and cash equivalents, beginning of year	745,779	-	-	745,779
Cash and cash equivalents, end of period $	308,404	$ -	$ -	$ 308,404





(Expressed in United States Dollars)

20. Subsequent Events

a) Subsequent to the quarter ended April 30, 2011, the Company announced that it has entered into a secured bridge loan agreement dated June 29, 2011 with Waterton Global Value, L.P. (“Waterton”) pursuant to which Waterton has agreed to make an US$8,000,000 bridge loan (the “Credit Facility”) available to the Company. The amounts drawn down under the Credit Facility will incur interest at 6% per annum, and the scheduled repayment date of the Credit Facility is 16 months after the initial closing date. The Credit Facility is secured by, amongst other items, the Company’s real property assets in Nevada.

The Company may draw down up to US$4,000,000 on the Credit Facility immediately, and may draw down an additional US$4,000,000 upon completing certain operational milestones at the Company’s Goldwedge Property located in Nye County, Manhattan, Nevada. Subsequent to the quarter ended April 30, 2011, the Company has drawn down $1,224,194 of the credit facility.

In connection with the Credit Facility, the Company has agreed to pay Waterton a structuring fee, and has also provided Waterton with certain royalty interests relating to its Goldwedge Property. The Company and Waterton have also entered into a gold purchase agreement pursuant to which Waterton has agreed to purchase the Company’s production.

b) On July 1, 2011, the Company received notice of a potential action against it by a lender it had executed a term sheet with during the year regarding the provision of debt or equity financing. The lender claims that the Company breached the provisions of the term sheet and intends to enforce its contractual and economic rights. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled but an estimate of the amount of the settlement cannot be determined at this time.